                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                      GREAT WESTERN FINANCIAL CORPORATION
                           (Name of Subject Company)


                           H. F. AHMANSON & COMPANY
                                   (Bidder)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)


                                   391442100
                     (CUSIP Number of Class of Securities)


                             MADELEINE A. KLEINER
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
    4900 RIVERGRADE ROAD, IRWINDALE, CALIFORNIA 91706 PHONE: (818) 960-6311

  (Name and address, including zip code, and telephone number, including area code, of agent for service)


                                  COPIES TO:


                              H. RODGIN COHEN AND
                              ALAN J. SINSHEIMER
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (212) 558-4000


                           CALCULATION OF FILING FEE


      TRANSACTION VALUATION(1)                    AMOUNT OF FILING FEE(2)
          $6,937,724,357                                    $0
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(1)  For purposes of calculating the filing fee only. This calculation assumes that 149,034,834 shares of common stock, $1.00 par value per share, of Great Western Financial Corporation (each, a "Share" and collectively, the "Shares") (will be exchanged for 178,841,801 shares of common stock, $0.01 par value per share, of H.F. Ahmanson & Company. Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of the average of the high and low prices of Shares as reported on the New York Stock Exchange Composite Tape on May 16, 1997.

(2)  1/50 of one percent of Transaction Value.

CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND
THE DATE OF ITS FILING.   X

Amount Previously Paid: $1,467,088  Filing Party: H. F. Ahmanson & Company

Form of Registration: Form S-4, Registration No.  333-21919

Date Originally Filed: February 18, 1997



This Tender Offer Statement relates to the exchange offer by H. F. Ahmanson & Company, a Delaware corporation ("Ahmanson"), to exchange any and all of the outstanding shares of common stock, $1.00 par value per share (each, a "Share" and collectively, the "Shares"), of Great Western Financial Corporation, a Delaware corporation ("Great Western"), for shares of common stock, par value $0.01 per share, of Ahmanson ("Ahmanson Common Stock"), upon the terms and subject to the conditions set forth in Ahmanson's preliminary Prospectus, dated May 13, 1997 (the "Prospectus"), and the related form of Letter of Transmittal.


     ITEM 1.  SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Great Western Financial Corporation and the address of its principal executive offices is 9200 Oakdale Avenue, Chatsworth, CA 91311 (telephone number ((818) 775-3411).

(b) The class of securities to which this statement relates is the Shares. The information set forth on the cover page and page ii of the Prospectus, and under the caption "The Offer--General" in the Prospectus, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

(c) The information set forth under the caption "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

     ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d); (g) This statement is being filed by Ahmanson. Information regarding Ahmanson's name, state of organization, principal business and address of principal business office is set forth under the captions "Summary--Ahmanson" and "Business of Ahmanson" in the Prospectus and is incorporated herein by reference. The name, principal business address and the present office or other principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Ahmanson are set forth in Schedule I to the preliminary proxy statement on Schedule 14A, as amended, originally filed on May 14, 1997 (the "Ahmanson Proxy Statement"), a copy of which is attached hereto as Exhibit (f), and is incorporated herein by reference.

In addition, information regarding three additional executive officers and directors Ahmanson appointed in May 1997 is set forth below:

      William A. Barrett has been an Executive Vice President of Home Savings for more than five years.

      Ms. Cloyde joined Home Savings in her present capacity in September 1996. From June 1994 to April 1996 she was Executive Vice President for Cash Management at First Interstate Bancorp. From December 1992 to June 1994 she was Executive Vice President and Manager of Cash Management and Corporate Services at First Interstate Bank of California. From September 1986 to December 1992 she was Senior Vice President and Manager of Cash Management at First Interstate Bank of California.

      Mr. Forsythe joined Home Savings as Executive Vice President in November 1995. From August 1993 until joining Home Savings, Mr. Forsythe was Senior Vice President and Chief Retail Officer for Banc One Ohio Corporation. From September 1990 until August 1993 he was Executive Vice President and Chief Retail Officer at First Gibraltar/First Madison Bank.

(e)-(f) Neither Ahmanson, nor, to the best of Ahmanson's knowledge, any of the directors or executive officers of Ahmanson, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


     ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS
              WITH THE SUBJECT COMPANY.

(a)-(b) The information set forth under the captions "Summary--Background of the Offer" and "Background of the Offer" in the Prospectus is incorporated herein by reference.


     ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth on the outside front cover page of the Prospectus and under the captions "Summary--The Offer" and "The Offer--General" in the Prospectus is incorporated herein by reference.

(b)  Not applicable.

(c)  Not applicable.


     ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
              OF THE BIDDER.

(a)-(g) The information set forth under the captions "The Offer--Effect of Offer on Market for Shares; Registration Under the Exchange Act," "The Offer--Purpose of the Offer; the Merger," "Comparison of Rights of Holders of GWF Common Stock and Ahmanson Common Stock" and "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

     ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in Schedule III of the Ahmanson Proxy Statement is incorporated herein by reference. Such information is current through the date hereof.


     ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

Not applicable.


     ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth under the caption "The Offer--Fees and Expenses" in the Prospectus and under the caption "Solicitation of Proxies" in the Ahmanson Proxy Statement is incorporated herein by reference.


     ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

The information set forth under the captions "Summary," "Business of Ahmanson," "Ahmanson and GWF Pro Forma Combined Financial Information (unaudited)" "Pro Forma Combined Statement of Financial Condition (unaudited)" "Pro Forma Combined Statement of Operations (unaudited)," and "Notes to Pro Forma Combined Financial Statements (unaudited)," in the Prospectus is incorporated herein by reference. The financial statements contained in Item 8 of Ahmanson's Annual Report on Form 10-K for the year ended December 31, 1996 and in Ahmanson's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 are incorporated herein by reference.

The incorporation by reference herein of the above-reference financial information does not constitute an admission that such information is material to a decision by a security holder of Great Western whether to exchange, tender or hold securities being sought in the Offer.


     ITEM 10.  ADDITIONAL INFORMATION.

(a) Not applicable.

(b)-(c) The information set forth under the captions "Background of the Offer-- Comparison of the Proposals," "The Offer--Regulatory Approval Condition,"
"The Offer--Minimum Tender Condition," "The Offer--Ahmanson Stockholder Approval Condition," "The Offer--Rights Plan Condition and DGCL 203 Condition," "The Offer--GWF/WAMU Merger Agreement Condition" and "The Offer--Certain Other Conditions of the Offer" in the Prospectus is incorporated herein by reference.

(d) The information set forth under the caption "The Offer--Effect of Offer on Market for Shares; Registration Under the Exchange Act" in the Prospectus is incorporated herein by reference.

(e) The information set forth under the captions "Summary--Background of the Offer" and "Background of the Offer--Litigation" in the Prospectus is incorporated herein by reference.

(f) The information set forth in the Prospectus and the related Letter of Transmittal, attached as exhibits (a)(1) and (a)(2) hereto, is incorporated herein by reference.


     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Preliminary Prospectus of H. F. Ahmanson & Company, dated May 13, 1997.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Form of Summary Advertisement.*

(a)(7) Text of Press Release.*

(b) Not applicable.

(c) Not applicable.

(d) Tax Opinion of Sullivan & Cromwell.*

(e) See Exhibit (a)(1).

(f) Preliminary Proxy Statement of H. F. Ahmanson & Company, dated May 14, 1997.
___________________
*  To be filed by amendment.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    By: /s/ Madeleine A. Kleiner
                                        ------------------------
                                        Name:  Madeleine A. Kleiner
                                        Title: Senior Executive Vice
                                               President and General
                                               Counsel

Dated: May 19, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

(a)(1) Preliminary Prospectus of H. F. Ahmanson & Company, dated May 13, 1997.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Form of Summary Advertisement.*

(a)(7) Text of Press Release.*

(b)    Not applicable.

(c)    Not applicable.

(d)    Tax Opinion of Sullivan & Cromwell.*

(e)    See Exhibit (a)(1).

(f)    Preliminary Proxy Statement of H. F. Ahmanson & Company, dated May 14,
       1997.
_______________
*  To be filed by amendment.